Exhibit 99.77(d)

Item 77 D. Policies with respect to security investments

Pursuant to guidance from the U.S. Securities and Exchange Commission, as the Portfolio was originally classified as non-diversified but has been managed as diversified for a period of at least three years, the Portfolio’s classification changed from a non-diversified fund to a diversified fund effective January 31, 2017. As a result of this classification change, the Portfolio is limited in the proportion of its assets that may be invested in the securities of a single issuer. Further, the classification change to a diversified fund may cause the Portfolio to benefit less from appreciation in a single issuer than if it had greater exposure to that issuer. Voya Variable Portfolios, Inc. is organized as a Maryland corporation.